UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   [X] Form 10-K   [  ] Form 20-F    [  ] Form 11-K
              [ ] Form 10-QSB [  ] Form N-SAR

For  Period  Ended:  December 31, 1997
           [ ]  Transition  Report  on Form  10-K
           [ ]  Transition Report on Form 20-F
           [ ]  Transition Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ]  Transition  Report  on Form  N-SAR

For the  Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Golf Ventures, Inc.
---------------------------------
Full Name of Registrant


-----------------------------------
Former Name if Applicable


255 South Orange Avenue, Suite 1515
----------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Orlando, FL 32801
-----------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report, semi-annual   report; transition
                  report on Form 10-K, Form 20-F,  11-K, Form N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day
                  following the prescribed due date; or the subject    quarterly
                  report of transition report on Form 10-Q, or portion   thereof
                  will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     The Registrant closed on its reverse acquisition with U.S. Golf Communities, Inc. in late 1997. U.S. Golf had no historical audited financial statements. Moreover, in connection with its reverse acquisition with the Registrant, U.S. Golf combined several separate entities under its control. These complex financial and accounting situations were exacerbated by the discovery that the Registrant had to change its fiscal year from March 31 to December 31 under Commission accounting rules. The Registrant is working diligently to complete its audit and report on 1997 operations and results, but cannot complete these tasks prior to March 31, 1998. The attention and resources of Company management have also been diverted by the Commission's lawsuit and the continued processing of the Company's 8-K report on the U.S. Golf transaction and related items of disclosure. A letter from BDO Seidman is attached under Rule 12b-25(c).


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                 Eric LaGrange                        407-245-7557
               --------------------------------------------------------------
                     (Name)                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ ] Yes [X] No

         Form 10-KSB for the year ended March 31, 1997.
         Form 10-QSB for the quarter ended June 30 and September 30, 1997.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The U.S. Golf reverse acquisition changed the Registrant materially by increasing its assets and liabilities several fold and by significantly enlarging its results of operations. The lack of historical audited financial statements for U.S. Golf and the combination of several U.S. Golf-related entities during 1997 rendered reliable estimates impossible.

                               Golf Ventures, Inc.
                   --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 27, 1998                          By:/s/ Warren Stanchina
                                              --------------------------
                                              President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  ATTACHMENT A


                            [BDO SEIDMAN LETTERHEAD]

                                 March 27, 1998



Securities and Exchange Commission
Washington, D.C. 20549

          Re: Golf Ventures, Inc. Form 10-KSB Annual Report for the Year Ended December 31, 1997.

To Whom it May Concern:

     This letter is provided according with Rule 12b-25(c) and in connection with the Form 12b-25 being prepared and filed by Golf Ventures, Inc. (the "Company"). We are auditing the financial statements of the Company as of December 31, 1997, which financial statements are to be included in the Company's Annual Report on Form 10-KSB. The reverse acquisition transaction between the Company and U.S. golf communities, Inc. did not close until late in 1997, and the need to change the Company's fiscal year from March 31, to December 31, under the Commission's accounting rules, did not provide adequate time to complete the 1997 audit for inclusion in a Form 10-KSB Report filed on or before March 31, 1998, particularly given the lack of historical audited financial statements for U.S. Golf communities, Inc.

                              Very truly yours,

                              /s/ Kevin Jackson